February 9, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Ms. Kate Tillan

Re:	Applied Micro Circuits Corporation
SEC File No. 000-23193

Ladies and Gentlemen:

We are filing this letter via EDGAR in response to the letter dated January 27, 2006, from Kate Tillan, Assistant Chief Accountant, for the Securities and Exchange Commission to Robert G. Gargus, Senior Vice President and Chief Financial Officer of Applied Micro Circuits Corporation (the “Company”), which contained the staff’s comments regarding the Company’s Annual Report on Form 10-K for the year ended March 31, 2005 and its Current Reports on Form 8-K filed April 28, 2005, July 27, 2005, October 26, 2005 and January 25, 2006. The comments in the letter are repeated below and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.	We note that your financial statements reflect materially higher revenues resulting from your “fiscal 2004 and 2005 acquisitions, as well as increases in revenue from [y]our existing communications product portfolio, offset by decreases in other revenue.” In your September 30, 2005 Form 10-Q, you explain the increase in revenues as “primarily attributable to increases in [y]our communications and storage revenue.” Please revise MD&A in future filings to include (a) an analysis explaining the underlying reasons for the significant changes noted, (b) a discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services, and (c) a quantification for each significant factor noted when you identify the contribution of two or more factors as the cause for material changes.

We also note that in Risk Factors on page 36 you discuss your announcement of the discontinuance of the Fibre Channel HBA products. You state that these products “accounted for a significant portion of [y]our revenue from sales of storage products during fiscal 2004 and fiscal 2005.” We also note that you expect revenue from these products to “decline rapidly” and that you have “obligations to customers that relate to these products” and that “fulfilling these obligations and failure to fulfill these obligations could result in significant liability, costs, and expenses.” Please revise MD&A in future filings to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

We also note that you present a table showing the percentage of sales by type of product (i.e., communications, storage, embedded products, and other). Please revise MD&A in future filings to explain the underlying reasons for significant changes in the revenues of each product group and explain how management uses the information in the table to analyze the company’s operations.

Where your financial statements reflect material restructuring or impairment charges, or a decline in the profitability of a plant or other business activity, MD&A should analyze the reasons underlying these matters.

Please see Item 303 of Regulation S-K, SAB Topic 13.B, FRC 501, and Release 33-8350.

The Company will revise the MD&A in its future filings to include the requested information.

Item 8. Financial Statements and Supplementary Data, page F-1

Note 1. Summary of Significant Accounting Policies, page F-7

2.	We note your disclosure that you operate in only one segment. From the business section of your Form 10-K, you appear to have distinct markets: communication systems and storage solutions. Through your acquisition of the Embedded Processor Business from IBM, you state that you have diversified into the embedded processor market. We also note from page 11 that you have separate vice-presidents for each of the (a) storage, (b) embedded products, and (c) communications businesses. Please tell us briefly about the content of the financial information reviewed by your CODM in general and for each of the businesses identified above. Please also explain how you considered SFAS 131, including paragraphs 10-24, in determining that you have only one reportable segment. Please note that if you applied the aggregation criteria in paragraph 17 of SFAS 131 that fact should be disclosed in future filings and your response should address how you reviewed each of the criteria in that paragraph, including the requirement for similar economic characteristics, in determining that the identified segments were properly aggregated under SFAS 131.

Despite the fact that the Company has product lines that fall into identifiable “operating segments” (as defined in paragraph 10 of SFAS 131), The Company respectfully submits that it operates under one reportable segment.

The Company believes that it has only one reportable segment because it meets the aggregation criteria set forth in paragraph 17 of SFAS 131. Accordingly, the Company believes that reporting separate information about each of its operating segments would not enhance the financial statement user’s understanding of the Company’s business.

Company Background

The Company is focused on the development of high-performance analog, digital and mixed-signal integrated circuits (“ICs”) and printed circuit board assemblies (“PCBAs”) for the communications market. In most instances, the Company’s PCBA products utilize its proprietary ICs. With this focus, the Company has established three primary product lines that address different portions of the communications market. The Company refers to these product lines as embedded, storage and communications, which includes all remaining products not included in embedded or storage.

Within the communications market, there are a range of products that perform functions the Company calls process, transport (or move) and store. All three activities are vital parts of communication networks and the overall communication market. Consistent with the overlapping nature of the Company’s products, the Company announced in its October earnings call, that beginning in fiscal 2006 the Company would no longer report separate revenues for its embedded product line as this was being folded into the communications line.

Until recently, the Company’s communications product line comprised all of its products. Beginning in fiscal 2004, the Company made several acquisitions that allowed it to expand its product offering. The Company’s embedded product line is the result of an acquisition from IBM and uses a technology often referred to as “Power PC”. This technology is a widely recognized market name for a processor architecture and its associated line of general-purpose processors. One of the main reasons for the acquisition was the strategic opportunity to combine the control plane processing of the embedded products with the data plane processing of the Company’s existing communications products to create a new class of processors optimized for future converged networks. The Company has recently announced plans for this new processor class, demonstrating the convergence of the two product lines.

The facts and circumstances surrounding Storage are as follows: The Company’s storage product line is the result of the combination of two separate acquisitions intended to add products aimed at the enterprise and data center, significant participants in communications networks. JNI, the first of the two acquisitions, was focused on Fibre Channel solutions while 3Ware was focused on SATA raid controllers. With the JNI acquisition, the

Company quickly integrated the acquired operating activities into its existing corporate infrastructure and replaced virtually the entire JNI senior management team. Although the Company was able to achieve certain cost savings and operational efficiencies with this approach, the transition resulted in the loss of focus on next-generation products and a failure to make several key market transitions, culminating in the discontinuance of the Fibre Channel HBA products as noted above. In contrast, the Company retained most of the 3ware management to assure appropriate focus on next-generation products while quickly integrating non-engineering activities into functional counterparts elsewhere in the Company.

To manage its business, the Company assigns product line responsibility to a vice president. This organizational structures reflects the Company’s goal of driving performance and accountability in product development and overall execution. Each of the assignments is a general management position that is limited to the management of engineering and product marketing activities and does not include any responsibility for vital activities such as manufacturing, sales, legal or other G&A related functions. The assignments take into account the experience of the vice president and are based on a number of criteria, including customers, end markets, products and long-term growth strategies. In some instances, particularly when the product line has been acquired by the Company in a discrete transaction, the assignment has been made either to remain in compliance with an existing employment agreement that the Company has assumed as part of the transaction or to assist in the integration of the acquired assets and resources and otherwise preserve their value. These assignments have been changed from time to time as the Company’s business and needs have changed. For example, late in the third calendar quarter of 2005, the Company announced that the vice president of the embedded product line would begin reporting to the vice president of the communications product line who now has overall responsibility for both product lines.

Financial Information Package

The Company’s CODM is the chief executive officer. A brief description of the information the CODM currently reviews in general and for each of the Company’s product lines is as follows:

i.	On a weekly basis, the CODM reviews revenues and bookings information by product line relevant to achieving the current quarter consolidated revenue forecast and the build-up of the backlog for the following quarter.

ii.	On a monthly and quarterly basis, the CODM reviews:

1.	revenue and booking schedules in a similar format as the revenue table in MD&A;

2.	a consolidated non-GAAP statement of operations;

3.	a consolidating schedule of non-GAAP gross margins;

4.	a consolidated schedule of non-GAAP operating expenses;

5.	a consolidated schedule of non-GAAP R&D costs;

6.	a consolidated schedule of non-GAAP SG&A costs;

7.	a reconciliation of non-GAAP to GAAP measures;

8.	a statistically derived consolidating schedule of non-GAAP statement of operations for the three major product lines;

9.	a consolidated balance sheet and several schedules of consolidated balance sheet details (for example accounts receivable aging and inventory reserves. All details are for the whole Company and are not product line specific);

10.	a statement of cash flows; and

11.	a headcount schedule by function.

The packages reviewed by the CODM for each of the product lines generally includes the following:

1.	a report of key projects under development;

2.	customer issues and opportunities;

3.	basic financial information (revenue and spending without detail);

4.	major issues and support requests;

5.	spending to plan; and

6.	hiring to plan.

In determining that the Company has only one reportable segment the Company considered SFAS 131, including paragraphs 10-24. While there are certain characteristics of the product lines that meet the definition of an operating segment, the CODM makes financial decisions and allocates resources based on a consolidated view of the projected financial returns for a proposed project. As a result, the Company applied the aggregation criteria outlined in paragraph 17 in determining that the Company operates in one reporting segment.

Aggregation Criteria:

Under paragraph 17, “[t]wo or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of [SFAS 131], if the segments have similar economic characteristics, and if the segments are similar in each of the following areas”:

•	The nature of the products

•	The nature of the production processes

•	The type or class of customer for their products

•	The methods used to distribute their products

•	If applicable, the nature of the regulatory environment (not applicable to the Company)

1. Products

The three product lines identified have similar long-term economic and operating characteristics because the nature of the products sold in each is similar. Each product line generates revenues by the sale of ICs as well as PCBAs. While the communications and embedded product lines primarily consist of ICs and the storage product line primarily consists of PCBAs, all three product lines sell a variety of each type of product. In all three product lines, the major point of differentiation in the products the Company sells are the ICs even when the market requires that the Company sell PCBAs. The sale of ICs remains the Company’s long term focus.

The causes for variation among the product lines are the same and include (a) product lifecycle cost fluctuations, (b) number of competitors, (c) product differentiation, and (d) size of market opportunity. All four of these factors are the normal fluctuations that a product experiences in the market over its lifecycle. Each product line has products that span the various stages of the lifecycle and the mix of which can change based on market conditions.

2. Production Processes

The engineering design and development process for the products in each product line is similar in that the design and development of either IC or PCBA products for any of the product lines require extensive hardware and software engineering expertise as well as a system-level understanding of the equipment that incorporate the Company’s products. Although there are differences in the skill sets of the engineers engaged in the development of products for the different product lines, the skills are highly interchangeable, and the Company frequently re-deploys engineering teams from one product line to another.

The manufacturing processes used to produce the products for each product line are similar in that the Company uses a wide variety of foundries to manufacture ICs for each product line and often utilizes the same set of contract manufacturers to produce the PCBAs for each product line. In addition, there is only one internal organization in the Company managing the supply chain and logistics for all production-released materials.

Because the engineering effort and the manufacturing processes for all of the product lines are similar, the long range gross margins are expected to be similar within the definition of SFAS 131. The long range expected gross margins are expected to be in the range of 55% to 65% for each product line with each product line having individual products that can be higher or lower than the range. For example, as one would expect, the gross margins on newly released products are different than the gross margins on products nearing the end of their lifecycles. The Company believes that fluctuations in gross margins between product lines are transitory and relate to the cumulative effect of the four factors discussed above under “Products”.

3. Customers

The Company sells ICs and PCBAs to original equipment manufacturers (“OEMs”) who incorporate the Company’s products into their electronic equipment. Sales of communications and embedded products are generated directly from and through distributors to OEMs, such as Alcatel, Ciena, Cisco, Fujitsu, Hitachi, Huawei, JDS Uniphase, Juniper, Lucent, Marconi, NEC, Nortel, Siemens, and Tellabs. These customers in turn supply their equipment principally to communications service providers. Sales of storage products are generated through distributors who in turn sell to enterprises, small and mid-size businesses, value added resellers, systems integrators and retail consumers and to OEMs, such as Brocade, Hewlett Packard, Hitachi Data Systems, Network Appliance, StorageTek and Sun Microsystems.

4. Distribution

As noted above, the Company sells the products from each of its product lines both through distribution partners as well as directly to its OEM customers.

In summary, the Company believes that it has multiple product lines all operating within one market segment – the communications segment. All of the Company’s product lines share similar long-term economic characteristics as they have a similar long-term business model, are subject to the same factors that cause variations, operate at similar gross margins, have similar research and development expenses and have similar general and administrative expenses. Accordingly, the Company respectfully submits that aggregation of its operating segments is consistent with the objectives and principles of SFAS 131. In addition, the Company believes that the presentation of any expanded financial information about these product lines would be inconsistent with the management’s view of the Company.

Note 5. Stockholders’ Equity, page F-20

3.

We note that you have entered into various structured stock repurchases in fiscal 2005 and 2006. For the year ended March 31, 2005, you reflect net cash flows used in financing activities for these repurchases of $11.2 million. In your

September 30, 2005 Form 10-Q we note that you reflect net cash flows used in financing activities for these repurchases of $50 million. For the same period in fiscal 2006 you used cash of $36.5 million. Please tell us why you present these cash flows on a net basis and discuss your consideration of paragraphs 11-13 and 75-80 of SFAS 95.

Please see the Company’s response to comment #4 for a description of the significant terms of these transactions. The Company has presented the cash flows from the transactions on a net basis within the financing section of the cash flow statement because (i) most of these transactions have relatively short maturities, the average being four months, (ii) the Company prepays the amount of the structured transaction upfront and (iii) depending on the settlement price, the Company receives cash plus a premium at settlement without further action by the Company. After considering your comment, the Company will report these transactions on a gross basis within the financing section of the cash flow statement in future filings because the holding periods frequently cross reporting periods.

4.	With respect to your structured stock repurchases, please tell us and disclose in future filings all of the significant terms of these agreements and how you account for them and tell us why. Cite the accounting literature relied upon and explain how you applied that literature to your facts and circumstances. Please tell us whether or not you enter into any of these agreements with related parties and whether you were required to file any of the related agreements as exhibits. Show us how you determined that the repurchase of 2,478,000 shares during fiscal 2005 for $11.2 million resulted in an effective purchase price of $3.03 per share as disclosed on page 31.

The Company has never entered into a structured stock repurchase with a related party.

The form of each structured stock repurchase is a prepaid written put option on the Company’s common stock. The significant terms of the structured stock repurchase agreements that the Company has entered into, typically with a global investment bank, are as follows: the Company pays a fixed sum of money (the “Contract Amount”) upon execution of the agreement in exchange for the right to receive a fixed number of its shares or a fixed amount of cash, at a specified settlement date. Whether the Company receives shares or cash depends on the closing price of the Company’s stock on the settlement date. If the closing price of the Company’s stock is at or above an agreed-upon (at inception of the contract) price, the Company receives cash equal to the Contract Amount plus an agreed-upon (at inception) premium. If the closing price of the Company’s stock is below the agreed-upon price, the Company receives the number of shares specified at inception.

The Company believes that each contract is a freestanding derivative instrument in its entirety that is indexed to the Company’s common stock price and accordingly, accounts for these agreements under the guidance provided for equity instruments in EITF 00-19. Because both of the options contained in the contract (a combination of a purchased call option and written call option) are gross physically settled and net cash settlement of the contract cannot be required of the Company, the Company classifies the contract as an equity instrument under EITF 00-19.

The Company also considered the guidance under SFAS 150. However, as each contract is prepaid at inception, the Company believes that the contracts do not fall within the scope of paragraph 11 of that statement because there is no obligation to transfer assets in the future to repurchase the shares.

At inception, the Company records the payment of the Contract Amount as a reduction to permanent equity. At the settlement date, if the agreement settles for stock, the Company retires the number of shares received from the outstanding share balance, and no further accounting is required. If the agreement settles for cash, the Company records the receipt of the Contract Amount and the premium as a permanent increase to equity. The Company does not record the realized gains on these transactions in the statement of operations.

During the year ended March 31, 2005, the Company entered into agreements for an aggregate Contract Amount of $59.5 million dollars. Of these contracts, agreements for an aggregate Contract Amount of $7.5 million settled for a total of 2,478,000 shares, or an effective repurchase price of $3.03 per share. By March 31, 2005, agreements with an aggregate Contract Amount of $42.5 million had settled for cash and the Company received a total of $48.3 million in settlement of these agreements. The $11.2 million net outlay by the Company was reflected in the statement of stockholders’ equity for the repurchase of stock under structured stock agreements. At March 31, 2005, agreements for an aggregate Contract Amount of $9.5 million remained outstanding for settlement in the future.

The Company’s structured stock repurchase transactions during its fiscal 2005 are summarized in the following schedule (in thousands except per share data):

Amounts in thousands (other than per share amounts)
Description of activity	Transactions described in the footnotes	Gains on cash settled agreements	Cash Flows	Shares delivered on stock settlements	Avg. price of repurchased shares
Cash used to fund agreements	$(59,517)		$(59,517)
Cash Settled agreements	$42,500	$5,836	$48,336

Share Settled agreements	$7,500		$—	2,478	$3.03

Open agreements at year end	$(9,517)

Net cash used on the equity statement			$(11,181)

The Company will expand its description of these contracts in future filings.

Forms 8-K filed April 28, July 27, and October 26, 2005 and January 25, 2006

5.	We note that you present your non-GAAP measures in the form of pro forma statements of operations. The format may be confusing to investors as it reflects several non-GAAP measures. All of these measures have not been identified or described to investors. Furthermore, it is not clear whether management uses all of these non-GAAP measures or whether they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each non-GAAP measure provides useful information to investors.

•	To eliminate investor confusion, please remove the non-GAAP statements of income format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations and explanations.

•	Otherwise, confirm that you will revise the presentation of non-GAAP financial information that you furnish in future filings to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and FAQ 8 for each non-GAAP measure presented, and provided us with a sample of your proposed disclosure.

The Company will discontinue presenting non-GAAP financial measures in the statement of operations format. When the Company presents non-GAAP financial information in the future, it will include the appropriate reconciliations and explanations.

6.	In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

The Company will discontinue referring to non-GAAP information as “pro forma” results.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (408) 452-8752 if you have any further questions or comments.

Sincerely,

Robert G. Gargus

cc:	Mr. Jeffrey A. Blazevich
Cynthia J. Moreland, Esq.
D. Bradley Peck, Esq.